                                                Filed Pursuant to Rule 424(b)(3)
                                                  Registration on No. 333-112367


    PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 371 DATED FEBRUARY 6,
                                2004 -- NO. 381

(GOLDMAN SACHS LOGO)      THE GOLDMAN SACHS GROUP, INC.

                           Medium-Term Notes, Series B

                                  $3,799,101
               5.625% Mandatory Exchangeable Notes due March 2005
              (Exchangeable for Common Stock of Intel Corporation)

                               -----------------

      This pricing supplement and the accompanying prospectus supplement no. 371, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 371 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 371, unless the context requires otherwise.

      The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes" or the "notes", have the terms described in the accompanying prospectus supplement no. 371, as supplemented or modified by the following:


ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $27.47, which is the initial index stock price; the aggregate face amount for all the offered notes is $3,799,101

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.9% of the face amount

TRADE DATE: March 12, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE): March 19, 2004

STATED MATURITY DATE: March 21, 2005, unless extended for up to six business days

INTEREST RATE (COUPON): 5.625% per year

INTEREST PAYMENT DATES: March 21, June 21, September 21 and December 21 in each year, beginning on June 21, 2004

REGULAR RECORD DATES: for the interest payment dates specified above March 14, June 14, September 14 and December 14, respectively

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Intel Corporation

CUSIP NO.: 38143U481

                               -----------------

      Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 371 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

                               -----------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                               -----------------

                    PRICING SUPPLEMENT DATED MARCH 12, 2004.

PRINCIPAL AMOUNT:                   On the stated maturity date, each
                                    offered note will be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

EXCHANGE RATE:                      If the final index stock price equals or
                                    exceeds the threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $27.47 of the outstanding face amount. Otherwise, the exchange rate will equal one share of the index stock for each $27.47 of the outstanding face amount.
                                    The exchange rate is subject to
                                    anti-dilution adjustment as described in the accompanying prospectus supplement no. 371.

                                    Please note that the amount you receive for each $27.47 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $27.47. You could lose your entire investment in the offered notes.

INITIAL INDEX STOCK PRICE:          $27.47 per share.

FINAL INDEX STOCK PRICE:            The closing price of one share of
                                    the index stock on the determination date, subject to anti-dilution adjustment.

THRESHOLD APPRECIATION PRICE:       The initial index stock price times 1.20,
                                    which equals $32.964 per share.

THRESHOLD FRACTION:                 The threshold appreciation price
                                    divided by the final index stock price.

NO LISTING:                         The offered notes will not be listed on any
                                    securities exchange or interdealer market quotation system.

ADDITIONAL RISK FACTORS SPECIFIC    ASSUMING NO CHANGES IN MARKET CONDITIONS OR
TO YOUR NOTE:                       ANY OTHER RELEVANT FACTORS, THE VALUE OF
                                    YOUR NOTE ON THE DATE OF THIS PRICING
                                    SUPPLEMENT (AS DETERMINED BY REFERENCE TO
                                    PRICING MODELS USED BY GOLDMAN, SACHS & CO.)
                                    IS SIGNIFICANTLY LESS THAN THE ORIGINAL
                                    ISSUE PRICE

                                    The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

                                    If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "Additional Risk Factors Specific to Your Note -- The Market Price of Your

                                    Note May Be Influenced by Many Unpredictable
                                    Factors" in the accompanying prospectus
                                    supplement no. 371.

                                    Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

                                    There is no assurance that Goldman, Sachs &
                                    Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note -- Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 371.

INTEL CORPORATION:                  According to its publicly available
                                    documents, Intel Corporation is a
                                    semiconductor chip maker, supplying
                                    advanced technology solutions for the
                                    computing and communications industries.
                                    Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number:
                                    000-06217.


HISTORICAL TRADING PRICE            The index stock is traded on the Nasdaq
INFORMATION:                        National Market System under the symbol
                                    "INTC". The following table shows the
                                    quarterly high and low trading prices and the quarterly closing prices for the index stock on the Nasdaq National Market System for the four calendar quarters in each of 2002 and 2003 and for the first calendar quarter in 2004, through March 12, 2004.
                                    We obtained the trading price information shown below from Bloomberg Financial
                                    Services, without independent verification.

                                                                         HIGH      LOW        CLOSE
                                                                         ----      ---        -----
                                    2002                                 36.78     28.5     30.41
                                      Quarter ended March 31...........  31.45     17.45    18.27
                                      Quarter ended June 30............  19.88     13.67    13.89
                                      Quarter ended September 30.......  22.09     12.95    15.57
                                      Quarter ended December 31........
                                    2003                                 19.01     14.88    16.28
                                      Quarter ended March 31...........  22.919    16.28    20.81
                                      Quarter ended June 30............  29.38     20.51    27.52
                                      Quarter ended September 30.......  34.51     27.81    32.05
                                      Quarter ended December 31........
                                    2004
                                     Quarter ending March 31
                                         (through March 12, 2004)......  34.6      27.04    27.69
                                      Closing price on March 12, 2004..                     27.69


                                    As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

HYPOTHETICAL PAYMENT AMOUNT:        The table below shows the hypothetical
                                    payment amounts that we would deliver on the stated maturity date in exchange for each $27.47 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events.

                                    The prices in the left column represent
                                    hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $27.47 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $27.47 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $27.47, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                   HYPOTHETICAL FINAL
                                         INDEX             HYPOTHETICAL PAYMENT
                                   STOCK PRICE AS % OF       AMOUNTS AS % OF
                                   INITIAL INDEX STOCK     INITIAL INDEX STOCK
                                        PRICE                     PRICE
                                        -----                     -----
                                         175%                      120%
                                         150%                      120%
                                         120%                      120%
                                         110%                      110%
                                         100%                      100%
                                          75%                       75%
                                          50%                       50%
                                           0%                        0%

                                    The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 371.

                                    Payments on your note may be economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note may be economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 371.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 371.